UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
System1, Inc.
Full Name of Registrant
Trebia Acquisition Corp.
Former Name if Applicable
4235 Redwood Avenue
Address of Principal Executive Office (Street and Number)
Los Angeles, CA 90066
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

System1, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 (the “Q1 2023 Quarterly Report”). For the reasons and circumstances set forth below, the Company has determined that it is unable to file its Q1 2023 Quarterly Report within the prescribed time period without unreasonable effort or expense. The Company requires additional time to close its books and prepare and review its financial statements in order to ensure adequate disclosure of the financial information required to be included in the Q1 2023 Quarterly Report.

On March 15, 2023, management and the Audit Committee of the Company’s Board of Directors concluded that identified accounting errors impacting the Company’s previously issued unaudited condensed consolidated quarterly financial statements for the first three calendar quarters of fiscal year 2022 were material and will require a restatement of the Company’s financial statements filed on Form 10-Q for the quarterly periods ended March 31,

2022, June 30, 2022 and September 30, 2022 (the “2022 Form 10-Q Filings”). As a result of this determination, the Company has been focused on (i) finalizing the purchase accounting related to previously disclosed acquisitions, (ii) the correction of additional, including previously identified, errors in the 2022 Form 10-Q Filings, (iii) finalizing the Company’s financial close reporting process related to each of the amended 2022 Form 10-Q Filings and (iv) finalizing its financial close reporting process for the fiscal year ended December 31, 2022.

The Company also concluded that a material weakness exists related to its goodwill impairment testing, which will result in an adjustment amount of between $330.0-$350.0 million with respect to the impairment of goodwill for the quarterly period ended September 30, 2022. In addition to the goodwill impairment adjustment to be included in the amended Quarterly Report for the quarterly period ended September 30, 2022, the Company performed its annual goodwill impairment test as of December 31, 2022, which will result in an additional goodwill impairment charge of $20-$40 million to be included in its Annual Report on Form 10-K for the annual period then ended. All amounts are presented on a pre-tax basis and are preliminary, unaudited, and subject to further change pending the completion of the Company’s financial close reporting process and the preparation of the related financial statements. As the Company completes the actions and related work noted above, the Company or its management may identify additional material weaknesses not previously disclosed.

As previously disclosed in its Current Report on Form 8-K filed on April 12, 2023, the Company has obtained a $20.0 million revolving note with certain affiliates, which revolving note is expected to provide the Company with sufficient liquidity for the next 12 months.

The Company intends to file the Q1 2023 Quarterly Report as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Tridivesh Kidambi	909	720 -6902
	(Name)	(Area code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

System1, Inc. did not timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons disclosed in Part III Narrative above and the timing of the merger of System1 SS Protect Holdings, Inc. (“Protected”) and S1 Holdco, LLC (“S1 Holdco”) on January 27, 2022, including the predecessor/successor presentation, the results of operations are not directly comparable.

System1, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	5/10/2023	By	/s/ Tridivesh Kidambi, CFO
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).